SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

HARDINGE INC. RETIREMENT PLAN

(Name of Plan)

HARDINGE INC

(Name of Issuer of the securities held pursuant to the Plan)

0-15760

(Commission File Number)

One Hardinge Drive Elmira, NY 14902

(Address of principal executive offices)  (Zip code)

Registrant’s telephone number including area code: (607) 734-2281

HARDINGE INC. RETIREMENT PLAN

Documents filed as part of this report:

Financial Statements

Exhibit:
Exhibit 23. Consent of Independent Registered Public Accounting Firm

Signature

SIGNATURE

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 27, 2012	By:	/S/ EDWARD J. GAIO
Date	Edward J. Gaio
Vice President and CFO of Hardinge Inc., issuer of the securities held pursuant to the Plan and a Member of the Hardinge Inc. Retirement Plan Committee

HARDINGE INC. RETIREMENT PLAN

Financial Statements as of

December 31, 2011 and 2010

Together with

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the

Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP

Pittsford, New York

June 26, 2012

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENTS, at fair value:
Money market funds	$169,706	$178,839
Common collective trust	7,149,700	7,251,504
Hardinge Inc. common stock	1,005,072	1,291,433
Mutual funds	23,236,513	23,449,151

Total investments	31,560,991	32,170,927

RECEIVABLES:
Accrued income	11	13
Employer contributions	1,277,108	—
Notes receivable from participants	696,333	684,965

Total receivables	1,973,452	684,978

ACCRUED TRUSTEE FEE	(136)	(152)

OTHER PAYABLE	(3,226)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	33,531,081	32,855,753

ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(331,077)	(285,551)

NET ASSETS AVAILABLE FOR BENEFITS	$33,200,004	$32,570,202

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENT INCOME:
Net appreciation (depreciation) of investments	$(807,996)	$3,160,719
Interest and dividends	723,633	669,688

Total investment income (loss)	(84,363)	3,830,407

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	32,366	37,850

CONTRIBUTIONS:
Employer	1,425,836	—
Participant	1,326,105	1,083,713
Rollover	4,217	183,755
Other	3,192	164

Total contributions	2,759,350	1,267,632

PAYMENTS:
Benefits paid to participants	(2,068,222)	(3,313,129)
Other	(9,329)	(39,576)

Total payments	(2,077,551)	(3,352,705)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	629,802	1,783,184

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	32,570,202	30,787,018

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$33,200,004	$32,570,202

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.                          DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information.  Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company or the Plan Sponsor).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees are eligible to begin salary deferrals upon employment.  Employees are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting

Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon.  Vesting in employer non-elective contributions is based on years of vesting service.  Participants vest 20% each year after the second year of vesting service and are fully vested after six years of service.

Contributions

Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Company matches 25% of the voluntary contributions made by an eligible participant up to 4% of the participant’s current compensation, as defined, for a maximum potential 1% Plan Sponsor contribution.  Additionally, the Company makes a non-elective contribution of 4% of the participant’s compensation, as defined, for all eligible participants.

Effective for 2010, the Company suspended matching and non-elective contributions.  Effective January 1, 2011, the Plan was amended to resume employer matching and non-elective contributions and to provide for employer contributions for employees who participate in the Hardinge Inc. Retirement Plan.

1.                          DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s employee deferral and rollover balances.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan’s Loan Committee.  Typically, the interest rate charged is prime rate plus 1%.  Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant’s principal residence, which may be repaid over a time determined to be reasonable by the Plan’s Loan Committee, but no longer than ten years.

Hardship Withdrawals

Hardship withdrawals from the Plan are permitted under certain circumstances.

Benefit Payments

Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover their funds into another plan in accordance with Plan provisions.

2.                          SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

As required by generally accepted accounting principles, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  As required by generally accepted accounting principles, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

2.                          SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are stated at fair value.  Money market funds are stated at cost, which approximates fair value.  The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  Hardinge Inc. common stock and mutual funds are valued at the last reported sales price on the last business day of the plan year.  Where quoted market values are not available, the investment is valued at the most recent sales, trade, or current bid price.  Purchases, sales, and interest income are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Fair Value Measurement - Definition and Hierarchy

The Plan uses various valuation techniques in determining fair value.  FASB Accounting Standards Codification 820 (ASC 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan.  Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                  Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Valuation adjustments are not applied to Level 1 instruments.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Plan’s investments in money market funds, Hardinge Inc. common stock, and mutual funds are valued using Level 1 inputs.

•                  Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Plan’s investments in the common collective trust are valued using Level 2 inputs.

•                  Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan does not have any investments that are valued using Level 3 inputs.

2.                          SUMMARY OF ACCOUNTING POLICIES (Continued)

Fair Value Measurement - Definition and Hierarchy (Continued)

The availability of observable inputs can vary and is affected by a wide variety of factors.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses

The Company has elected to pay certain administrative expenses of the Plan which, if not paid by the Company, will be paid by the Plan.

Benefit Payments

Benefit payments are recorded when paid.

Forfeitures

Forfeitures of employer non-elective contributions are used to reduce future employer contributions.  There were forfeitures of non-vested employer non-elective contributions of $4,808 and $13,816 in 2011 and 2010, respectively.  At December 31, 2011 and 2010, there was $15,552 and $64,742, respectively, of forfeitures available to offset future employer contributions.  For 2011, non-elective contributions of $54,421 were used to offset employer contributions.  There were no forfeitures used to reduce employer contributions in 2010.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

3.                          INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31:

	2011	2010

Vanguard Retirement Savings Trust	$7,149,700	$7,251,504
Vanguard 500 Index Fund Investor Shares	4,614,942	4,933,840
Vanguard Target Retirement 2015	3,870,455	3,667,631
Vanguard Wellington Fund Investor Shares	2,169,744	2,191,485
Vanguard Total Bond Market Index Fund	2,215,550	2,074,319
Vanguard Target Retirement 2025	1,795,324	1,891,907
Vanguard International Growth Fund	1,406,075	1,821,681
Other investments, individually less than 5%	8,339,201	8,338,560

	$31,560,991	$32,170,927

3.                          INVESTMENTS (Continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2011	2010

Hardinge Inc. common stock	$(199,941)	$626,929
Mutual funds	(608,055)	2,533,790

	$(807,996)	$3,160,719

The following are measured at fair value on a recurring basis as of December 31, 2011:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$169,706	$—	$—	$169,706
Common collective trust	—	7,149,700	—	7,149,700
Hardinge Inc. common stock	1,005,072	—	—	1,005,072
Mutual funds - bonds	2,215,550	—	—	2,215,550
Mutual funds - domestic equity	8,336,339	—	—	8,336,339
Mutual funds - international equity	1,738,134	—	—	1,738,134
Mutual funds - balanced	10,946,490	—	—	10,946,490

	$24,411,291	$7,149,700	$—	$31,560,991

The following are measured at fair value on a recurring basis as of December 31, 2010:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$178,839	$—	$—	$178,839
Common collective trust	—	7,251,504	—	7,251,504
Hardinge Inc. common stock	1,291,433	—	—	1,291,433
Mutual funds - bonds	2,074,319	—	—	2,074,319
Mutual funds - domestic equity	9,344,515	—	—	9,344,515
Mutual funds - international equity	2,193,823	—	—	2,193,823
Mutual funds - balanced	9,836,494	—	—	9,836,494

	$24,919,423	$7,251,504	$—	$32,170,927

4.                          TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

5.                          PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA.  In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

6.                          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Net assets at fair value and changes in net assets available for benefits as of and for the years ended December 31, 2011 and 2010 reported in the financial statements agree with the amounts reported in the Form 5500.

7.                          PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan.  The Company is the Plan sponsor.  As such, transactions between Vanguard, Chemung, the Company, and the Plan qualify as party-in-interest transactions.  Additionally, participant loans are party-in-interest transactions.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

Schedule I

HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200

PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost**	Value

	MONEY MARKET FUNDS:
	Federated Prime Obligation Fund	Money Market Fund (70,036 units)		$70,036
*	Vanguard Prime Money Market Fund	Money Market Fund (76,979 units)		99,670

				169,706

	COMMON COLLECTIVE TRUST:
*	Vanguard Retirement Savings Trust	Common Collective Trust (6,818,623 units)		7,149,700

	HARDINGE INC. COMMON STOCK:
*	Hardinge Inc.	124,895 shares		1,005,072

	MUTUAL FUNDS:
	Brandywine Fund	Mutual Fund (792 units)		17,659
	Royce Total Return Fund-Financial Intermediary Shares	Mutual Fund (6,124 units)		77,830
	T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund (8,238 units)		189,550
	Turner Funds: Turner Midcap Growth Fund; Class I Shares	Mutual Fund (37,296 units)		1,203,926
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (39,870 units)		4,614,942
*	Vanguard Explorer Fund	Mutual Fund (1,075 units)		76,796
*	Vanguard Growth Equity Fund	Mutual Fund (15,264 units)		164,704
*	Vanguard International Growth Fund	Mutual Fund (85,998 units)		1,406,075
*	Vanguard Mid-Cap Index Fund	Mutual Fund (13,068 units)		256,788
*	Vanguard Mid-Cap Value Index Fund	Mutual Fund (19,054 units)		387,549
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (40,341 units)		1,346,595
*	Vanguard Target Retirement 2005 Fund	Mutual Fund (38,435 units)		460,454
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (1,088 units)		24,407
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (314,671 units)		3,870,455
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (32,388 units)		702,501
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (146,318 units)		1,795,324
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (3,511 units)		73,458
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (92,469 units)		1,156,786
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (176 units)		3,612
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (31,261 units)		402,335
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (70 units)		1,424
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (20 units)		446
*	Vanguard Target Retirement Income	Mutual Fund (24,765 units)		285,544
*	Vanguard Total Bond Market Index Fund	Mutual Fund (201,414 units)		2,215,550
*	Vanguard Total International Stock Index Fund	Mutual Fund (25,426 units)		332,059
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (69,232 units)		2,169,744

				23,236,513

	Total investments			$31,560,991

	NOTES RECEIVABLE FROM PARTICIPANTS			$696,333

*	Denotes party-in-interest
**	Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.